UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-10585

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN
FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.
469 NORTH HARRISON STREET
PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2011 and 2010	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2011	17

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Retirement and Administrative Committee, Plan Administrator and Participants
Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (Schedule H, Line 4i) is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey
June 25, 2012

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Investments, at fair value:
Church & Dwight Co., Inc. common stock	$106,354,273	$83,028,316
Mutual funds	150,779,684	144,144,641
Collective trusts	34,632,284	27,950,242
Totals	291,766,241	255,123,199

Receivables:
Notes receivable from participants	1,542,016	1,413,300
Receivables-employer contributions	6,619,013	7,396,006
Totals	8,161,029	8,809,306

Net assets available for benefits, at fair value	299,927,270	263,932,505

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(1,603,696)	(1,100,628)

Net assets available for benefits	$298,323,574	$262,831,877

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$22,871,144	$25,634,151
Dividend and interest income	5,645,037	4,702,821
Totals	28,516,181	30,336,972

Contributions:
Participant	9,056,971	9,336,129
Employer	9,159,151	9,920,891
Totals	18,216,122	19,257,020

Interest income on notes receivable from participants	69,785	86,414
Other additions	121,638	114,889
Totals	191,423	201,303
Total additions	46,923,726	49,795,295

Deductions from net assets attributable to:
Distributions to participants	11,912,069	22,195,856
Other deductions	115,329	57,299
Total deductions	12,027,398	22,253,155

Net increase in plan assets before transfers	34,896,328	27,542,140
Transfers in from other plans	595,369	85,597

Net increase in plan assets after transfers	35,491,697	27,627,737

Net assets available for benefits:
Beginning of year	262,831,877	235,204,140

End of year	$298,323,574	$262,831,877

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:
The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:
Effective July 1, 1984, the Church & Dwight Co., Inc. Investment Savings Plan was amended and restated to provide for a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  In 1994 the Investment Savings Plan was merged with the Profit Sharing Plan with the Profit Sharing Plan being the survivor of the merger.

Effective January 1, 2006, the Church & Dwight Co., Inc. Profit Sharing Plan was renamed the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and amended to exclude salaried employees. Coincident with such changes, the Company established Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (collectively, the “New Plans”) to which the account balances of salaried employees under the Plan were transferred.

All salaried employees of the Company are eligible for participation in the Plan.

Effective January 1, 2006, the Plan was amended to bring it into compliance with the Pension Protection Act of 2006.

That portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401K effective July 1, 2009, post-tax, Company match and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

Administrative expenses:
Administrative costs are paid by the Company and by the Plan.

Contributions:
Participants may elect to make pre-tax, Roth (effective July 1, 2009), and post-tax contributions of 1% to 6% of compensation, provided, however, that all contributions are in fixed in multiples of 1%.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Contributions (concluded):
The Company matches an amount equal to 50% of each participant's pre-tax, Roth 401K or post-tax contributions up to a maximum of 6%. Participants may also elect to make pre-tax, Roth 401K or post-tax contributions in excess of 6% of compensation that are not matched (HCE, highly compensated employees, are subject to separate limits). Effective July 1, 2003, the Plan maximum was changed so that total participant contributions cannot exceed 70% of compensation. (HCE, highly compensated employees, are subject to separated limits).  Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

Until July 1, 2009, the Company’s matching contributions of participants with less than 3 years of service were invested in the Company Stock Fund. For all other participants and for participants with less than 3 years of service effective July 1, 2009, Company match contributions are directed to the fund allocation selected by the participant. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 20% (as of July 1, 2009) of such contributions are contributed to the Company Stock Fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Board in its discretion deems appropriate to Plan participants eligible as of December 31.  The minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place. Effective July 1, 2009, the first 1% of the profit sharing contribution percentage will be invested in the Company Stock Fund.

The participant will specify in which investment fund, in increments of 1%, that the Company's profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company.

Participant accounts:
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):
Vesting:
Participants are fully vested at all times in the value of their pre- or post-tax contributions, Roth contributions and rollover contributions. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Service	Vested Percentage %
Less than 2 years	0
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant's profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant's profit sharing account and Company matching contributions upon the attainment of normal retirement age or death.  Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution and vesting provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution and additional vesting credit ends after two years and the account balance is paid out based upon the vesting schedule above.  Participants with 20 or more years of service at the onset of their disability are subject to different limits.

Notes receivable from participants:
A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1%. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:
Distributions may be taken as a lump sum cash payment or as a rollover to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
Note 1 - Description of Plan (concluded):
Forfeitures:
Forfeitures of non-vested Company matching and profit-sharing contributions are used to reduce future Company contributions. Company matching and profit-sharing contributions were reduced by $435,288 and $467,060 for such forfeitures during the years ended December 31, 2011 and 2010, respectively. The amount in the forfeitures account was $440,354 and $472,015 as of December 31, 2011 and 2010, respectively.

Note 2 - Summary of significant accounting policies:
Basis of presentation:
The accompanying financial statements are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):
Investment valuation and income recognition:
Investments in mutual funds are carried at market as determined by Vanguard Fiduciary Trust Company (the "Trustee") based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statement of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of benefits:
Benefits are recorded when paid.

Reclassifications:
Certain amounts in the 2010 financial statements have been reclassified to conform to the current year presentation.

Note 3 - Investments:
The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010:

	2011	2010
Church & Dwight Co., Inc. common stock	$106,354,273	$83,028,316
Neuberger Berman Genesis Fund	-	13,217,434
Vanguard Retirement Savings Trust	34,632,284	27,950,242
T. Rowe Price Blue Chip Growth Fund	17,505,477	17,510,344
PIMCO Total Return Bond Fund	23,616,062	20,859,635
Thornburg International Value Fund	-	13,804,050

CHURCH & DW IGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (continued):
The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2011	2010
Church & Dwight Co., Inc. common stock	$26,589,815	$10,518,159
Columbia Mid Cap Value Fund	(318,338)	860,866
Munder Mid Cap Core Growth Shares Fund	(159,677)	1,800,781
Neuberger Berman Genesis Fund	128,597	2,370,866
PIMCO Total Return Bond Fund	30,571	20,610
T. Rowe Price Blue Chip Growth Fund	242,457	2,429,261
Thornburg International Value Fund	(2,060,992)	1,535,710
Van Kampen Growth & Income Fund	(248,499)	674,853
Vanguard S&P 500 Index Fund	(30,178)	1,153,542
Vanguard Small Cap Index Fund	(185,445)	669,568
Vanguard Target Retirement 2005 Fund	10,017	28,573
Vanguard Target Retirement 2010 Fund	(697)	102,287
Vanguard Target Retirement 2015 Fund	(54,674)	428,951
Vanguard Target Retirement 2020 Fund	(153,501)	662,521
Vanguard Target Retirement 2025 Fund	(182,170)	486,393
Vanguard Target Retirement 2030 Fund	(178,856)	343,310
Vanguard Target Retirement 2035 Fund	(228,322)	423,256
Vanguard Target Retirement 2040 Fund	(187,086)	296,800
Vanguard Target Retirement 2045 Fund	(141,214)	218,999
Vanguard Target Retirement 2050 Fund	(66,557)	84,479
Vanguard Target Retirement 2055 Fund	820
Vanguard Target Retirement Income Fund	19,605	32,923
Vanguard Wellington Fund	45,468	491,443
Totals	$22,871,144	$25,634,151

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:
Effective July 1, 2009, the first 1% of the profit sharing contribution percentage is a nonparticipant directed investments and Company matching contribution for participants with less than 3 years of service are no longer nonparticipant directed investments.

Note 5 - Related party transactions:
The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company's common stock transactions qualify as party-in-interest transactions.

Note 6 - Plan termination:
The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 7 - Tax status:
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated August 20, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A Determination Letter Application was filed with the IRS on January 31, 2011 for continued qualification of the Plan.  To date, no response from the IRS has been forthcoming.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 8 - Risks and uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 - Fair value measurements:
On January 1, 2008, the Plan adopted a Financial Accounting Standards Board (FASB) fair value measurements accounting standard, which defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable  inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB standard are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Fair value measurements (continued):
Financial assets carried at fair value at December 31, 2011 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Church & Dwight co., Inc. common stock	$106,354,272	-	-	$106,354,272
Mutual funds
Mid cap equity securities	14,671,264	-	-	14,671,264
Small cap equity securities	14,197,302	-	-	14,197,302
Large and mid cap value stocks and bonds	8,154,235	-	-	8,154,235
International equities	11,213,807	-	-	11,213,807
Growth and income funds	23,645,964	-	-	23,645,964
Index funds	14,625,103	-	-	14,625,103
Bond funds	23,616,082	-	-	23,616,082
Target date funds	40,132,623	-	-	40,132,623
Money market funds	523,305	-	-	523,305
Common collective trusts	-	-	$34,632,284	34,632,284
Totals	$257,133,957	$-	$34,632,284	$291,766,241

Financial assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Church & Dwight co., Inc. common stock	$83,028,316	-	-	$83,028,316
Mutual funds
Mid cap equity securities	14,213,494	-	-	14,213,494
Small cap equity securities	13,217,434	-	-	13,217,434
Large and mid cap value stocks and bonds	7,540,680	-	-	7,540,680
International equities	13,804,050	-	-	13,804,050
Growth and income funds	24,597,151	-	-	24,597,151
Index funds	14,373,543	-	-	14,373,543
Bond funds	20,859,635	-	-	20,859,635
Target date funds	34,979,009	-	-	34,979,009
Money market funds	559,645	-	-	559,645
Common collective trusts	-	-	$27,950,242	27,950,242
Totals	$227,172,957	$-	$27,950,242	$255,123,199

Equity securities, mutual funds and company common stock are valued using market prices on active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 9 - Fair value measurements (concluded):
Level Three Gains and Losses:
Level 3 Assets
Year Ended December 31, 2011
Common Collective Trust
Balance, beginning of year	$27,950,242
Dividends and interest	867,910
Unrealized loss	(364,842)
Purchases	15,360,163
Sales	(9,181,189)
Balance, end of year	$34,632,284

Common collective trust
The Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 10 - Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of amounts reported in the 2011 and 2010 financial statements to amounts reported in the 2011 and 2010 Form 5500:

	2011	2010
Net assets available for benefits, per the financial Statements	$298,323,574	$262,831,877
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,603,696	1,100,628
Net assets available for benefits, per Form 5500	$299,927,270	$263,932,505

Net appreciation in fair value of investments, per the financial statements	$22,871,144	$25,634,151
Adjustment from contract value to fair value for full benefit-responsive investment contracts	503,068	441,620
Net appreciation in fair value of investments, per Form 5500	$23,374,212	$26,075,771

Note 11 - Investment Contract:
During 2008, the Plan entered into a benefit-responsive investment contract with Vanguard Retirement Services Master Trust (the “Trust”).  The Trust maintain contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 11 - Investment Contract (concluded):
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Certain data related to the benefit-responsive contracts in effect in 2011 and 2010 is presented below:
	2011	2010
Average yields:
Trust:
Based on actual earnings	3.26%	3.58%
Based on interest rate credited to participants	2.69%	1.97%

Note 12 - Interest in Master Trust:
The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church and Dwight Savings and Profit Sharing Plan for Hourly Employees. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the master trust were 74% and 73%, respectively. Total investments held by the Master Trust at December 31, 2011 and 2010 consisted of Church & Dwight Co., Inc common stock with a fair value of $143,130,962 and $113,181,592, respectively. Investment income for the years ended December 31, 2011 and 2010 consisted of interest and dividends of $2,173,595 and $1,044,985, respectively. Net appreciation in fair value for the years ended December 31, 2011 and 2010 was $35,807,866 and $14,553,523, respectively. Net assets, investment income and gains or losses are allocated to the Plans based on shares held by each Plans' participants. Investments in Church & Dwight Co., Inc common stock are carried at fair value (Level 1), as described in Note 9.

CHURCH & DWIGHT CO., INC.
SAVINGS AND PROFIT SHARING PLAN FOR
SALARIED EMPLOYEES
EIN #13-4996950
Plan #008
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Schedule H, Line 4i)
DECEMBER 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$35,701,870	$106,354,273
Columbia MidCap Value Fund Class Z	Mutual Fund	4,577,526	5,067,989
Munder MidCap Core Growth Fund	Mutual Fund	7,986,271	9,603,275
Neuberger Berman Genesis Fund	Mutual Fund	12,586,128	14,197,302
PIMCO Total Return Bond Fund	Mutual Fund	23,170,623	23,616,082
T. Rowe Price Blue Chip Growth Fund	Mutual Fund	14,047,005	17,505,477
Thornburg International Value Fund	Mutual Fund	11,000,121	11,213,807
Van Kampen Growth & Income Fund	Mutual Fund	5,755,647	6,140,487
*Vanguard 500 Index Fund	Mutual Fund	10,178,187	11,275,359
*Vanguard Prime Money Market Fund	Mutual Fund	523,305	523,305
*Vanguard Small Cap Index Fund	Mutual Fund	2,925,034	3,349,744
*Vanguard Target Retirement 2005 Fund	Mutual Fund	648,033	692,064
*Vanguard Target Retirement 2010 Fund	Mutual Fund	1,351,574	1,428,435
*Vanguard Target Retirement 2015 Fund	Mutual Fund	4,887,977	5,204,054
*Vanguard Target Retirement 2020 Fund	Mutual Fund	7,225,127	7,825,887
*Vanguard Target Retirement 2025 Fund	Mutual Fund	5,492,247	5,897,127
*Vanguard Target Retirement 2030 Fund	Mutual Fund	4,303,695	4,562,997
*Vanguard Target Retirement 2035 Fund	Mutual Fund	4,514,373	4,819,532
*Vanguard Target Retirement 2040 Fund	Mutual Fund	3,649,984	3,875,062
*Vanguard Target Retirement 2045 Fund	Mutual Fund	2,565,055	2,744,148
*Vanguard Target Retirement 2050 Fund	Mutual Fund	1,326,910	1,392,312
*Vanguard Target Retirement 2055 Fund	Mutual Fund	64,631	65,338
*Vanguard Target Retirement Inccome Fund	Mutual Fund	1,566,330	1,625,666
*Vanguard Wellington Fund	Mutual Fund	7,354,981	8,154,235
*Vanguard Retirement Savings Trust IV	Collective Trust	33,028,588	34,632,284
		206,431,222	291,766,241
*Notes receivable from participants (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	-	1,542,016

Totals		$206,431,222	$293,308,257
 *Party-in-interest.
  See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Salaried Employees

Date:	June 25, 2012	By:	/s/ Jacquelin J. Brova
		Name:	Jacquelin J. Brova
		Title:	Executive Vice President, Human Resources
Church & Dwight Co., Inc.